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August 24, 2020	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ada D. Sarmento
Dorrie Yale

Re:	Aduro Biotech, Inc.
Registration Statement on Form S-4
Filed on July 22, 2020
File No. 333-239989

Ladies and Gentlemen:

On behalf of our client, Aduro Biotech, Inc. (the “Company”), we are hereby filing an Amended Registration Statement on Form S-4 (the “Registration Statement”). The Company previously filed a Registration Statement on Form S-4 on July 22, 2020 (the “Filed Registration Statement”). The Registration Statement has been revised to reflect the Company’s response to the comment letter to the Filed Registration Statement received on August 4, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, we are also providing by electronic mail a courtesy package that includes two copies of the Registration Statement, one of which has been marked to show changes from the Filed Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

August 24, 2020

Registration Statement on Form S-4

General

1.

We note that the forum selection provision that will be in the certificate of incorporation and bylaws of the combined company will identify the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision will apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision will not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 33 and 237 of the Registration Statement to make clear that the exclusive forum provision does not apply to actions arising under the Exchange Act. The Company undertakes to include substantially similar disclosure with regard to its choice of forum provisions, to the extent the provisions remain applicable, in its future Securities Act and Exchange Act filings in which these provisions are addressed.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-2677 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Kathleen M. Wells

of LATHAM & WATKINS LLP

cc:	Stephen T. Isaacs, Aduro Biotech, Inc.
Celeste Ferber, Aduro Biotech, Inc.
Eric Dobmeier, Chinook Therapeutics U.S., Inc.
Kirk Schumacher, Chinook Therapeutics U.S., Inc.
Luke Bergstrom, Latham & Watkins LLP
Amanda L. Rose, Fenwick & West LLP
Ryan Mitteness, Fenwick & West LLP